# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oportun Financial Corp, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0001193805-23-001534
Filed by CIK 0001776724
Persons authorized to receive notices and communications: Ryan Voerg, FINDELL CAPITAL MANAGEMENT LLC, 88 Pine Street, Suite 2240, New York, New York (NY), 10005, 646-907-5217; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Findell Capital Partners LP (CIK 0001776724): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,011,000; sole dispositive power 0; shared dispositive power 2,011,000; aggregate amount beneficially owned 2,011,000 (5.6% of the class)
- Finn Management GP LLC (CIK 0001830715): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,321,300; sole dispositive power 0; shared dispositive power 3,321,300; aggregate amount beneficially owned 3,321,300 (9.2% of the class)
- FINDELL CAPITAL MANAGEMENT LLC (CIK 0001814465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,321,300; sole dispositive power 0; shared dispositive power 3,321,300; aggregate amount beneficially owned 3,321,300 (9.2% of the class)
- Finn Brian (CIK 0001830717): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,321,300; sole dispositive power 0; shared dispositive power 3,321,300; aggregate amount beneficially owned 3,321,300 (9.2% of the class)
- Bell Sandra (CIK 0001447887): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WILCOX WARREN (CIK 0001222061): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Oportun Financial Corp
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the "Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
Item 2 (a) is hereby amended and restated as follows:

This statement is filed by:

(i) Findell Capital Partners, LP, a Delaware limited partnership ("FCP"), with respect to the Shares directly and beneficially owned by it;

(ii) Finn Management GP LLC, a Delaware limited liability company ("FMGP"), as the general partner of FCP;

(iii) Findell Capital Management LLC, a Delaware limited liability company ("FCM"), as the investment manager of FCP;

(iv) Brian A. Finn, as the member and sole director of FCM and managing member of FMGP;

(v) Sandra Bell, as a nominee for the Board; and

(vii) Warren Wilcox, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of FCP, FMGP, FCM and Mr. Finn is 88 Pine Street, Suite 2240, New York, New York 10005. The principal business address of Ms. Bell is 461 Fifth Avenue, 12th Floor, New York, NY 10017. The principal business address of Mr. Wilcox is 360 Nueces Street, 1013, Austin, TX 78701.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of FCP is investing in securities. The principal business of FCM is serving as the investment manager to FCP. The principal business of FMGP is serving as the general partner to FCP. The principal occupation of Mr. Finn is serving as member and sole director of FCM. The principal occupation of Ms. Bell is serving as Managing Director of Riveron Consulting, LLC. The principal occupation of Mr. Wilcox is serving as Partner at FuseIQ LLC.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Messrs. Finn and Wilcox and Ms. Bell are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

FCM invested a total of $11,931,583, including brokerage commissions, to purchase 3,321,300 Shares. The source of funds was FCM's capital available for investment. FCM may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 26, 2025, FCP delivered a letter to the Issuer formally nominating a slate of two highly qualified director candidates, Sandra Bell and Warren Wilcox (collectively, the "Nominees"), for election to the Board at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting"). The Reporting Persons intend to solicit votes for the election of the Nominees at the Annual Meeting and also intend to continue to engage with the Board and management regarding governance improvements at the Issuer.

Sandra Bell currently serves as an Independent Director of Chimera Investment Corporation, where she chairs the Risk Committee and serves on the Audit Committee. Ms. Bell also serves as a Managing Director in the Interim Management Practice at Riveron Consulting, LLC. Previously, Ms. Bell served as the Chief Financial Officer of Tiptree Inc. ("Tiptree"). Prior to Tiptree, Ms. Bell served as Chief Financial Officer of Prospect Mortgage, LLC and as Chief Financial Officer of PHH Corporation. Before that, Ms. Bell served as Executive Vice President and Chief Financial Officer of the Federal Home Loan Bank of Cincinnati and as a Managing Director at Deutsche Bank Securities in project and structured finance. Ms. Bell received an MBA from Harvard Business School.

Warren Wilcox has served on several boards, both public and private; including Encore Capital Group, Inc., the second largest debt buyer and collector in the U.S., and InfoArmor, Inc., a venture-backed identity protection company acquired by Allstate Corporate in 2018. Most recently, Mr. Wilcox has been instrumental in the creation of 3 new fintech startups, including Mercury Financial LLC, a financial technology company providing Mastercard-branded credit cards and personal loans to sub-prime and middle-market consumers. Previously, he served as the Head of Advisory Services at Visa Inc., Vice Chairman of Providian Financial Corporation, EVP at FleetBoston Financial Corporation, and EVP of Household International's credit card unit. Mr. Wilcox has an M.S. in Management degree from Purdue University.

On March 27, 2025, the Reporting Persons issued a press release and open letter (the "March 27 Letter") to the Board and stockholders of the Issuer in which the Reporting Persons announced the nomination of the Nominees for election to the Board at the Annual Meeting and responded to recent public comments by the Issuer regarding the Issuer's performance and governance. In the March 27 Letter, the Reporting Persons detailed their concerns with the six legacy directors who continue to comprise a majority of the Board, citing what they described as a lack of lending experience, troubling interpersonal ties, and a track record that, in the view of the Reporting Persons, raises serious concerns about their ability to continue overseeing the Issuer, and express the view of the Reporting Persons that the election of the Nominees--both of whom have extensive experience in lending, financial services, and board leadership--is necessary to unlock the Issuer's full potential.

The foregoing description of the March 27 Letter does not purport to be complete and is qualified in its entirety by reference to the March 27 Letter, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially owned 3,321,300 Shares in the aggregate, representing approximately 9.2% of the outstanding Shares, including (i) 2,011,000 Shares held directly by FCP, representing approximately 5.6% of the outstanding Shares, and (ii) 1,310,300 Shares held in certain separately managed accounts. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 36,134,274 Shares outstanding, as of February 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Since the filing of Amendment No. 6 to the Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Exhibit 1.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 26, 2025, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) to form a group to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting and to take such other actions as the group deems advisable, (c) that the Nominees would not enter into any transactions in the securities of the Issuer without written notice to FCP's counsel, and (d) that FCP would bear all pre-approved expenses incurred in connection with the Reporting Persons' activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

FCP has signed separate letter agreements (the "Indemnification Agreements") with each of the Nominees pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. The Indemnification Agreements are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

Each of the Nominees have granted Mr. Finn a power of attorney (collectively, the "Powers of Attorney") to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. The Powers of Attorney are attached hereto as Exhibit 99.4 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities.

99.1 - March 27 Letter.

99.2 - Joint Filing and Solicitation Agreement, by and among Findell Capital Partners, LP, Findell Capital Management LLC, Finn Management GP LLC, Brian A. Finn, Sandra Bell and Warren Wilcox, dated March 26, 2025.

99.3 - Indemnification Agreements.

99.4 - Powers of Attorney.

## Signatures
- Findell Capital Partners LP: /s/ Brian A. Finn, Brian A. Finn, Managing Member of Finn Management GP LLC, its General Partner (03/28/2025)
- Finn Management GP LLC: /s/ Brian A. Finn, Brian A. Finn, Managing Member (03/28/2025)
- FINDELL CAPITAL MANAGEMENT LLC: /s/ Brian A. Finn, Brian A. Finn, Member (03/28/2025)
- Finn Brian: /s/ Brian A. Finn, Brian A. Finn (03/28/2025)
- Bell Sandra: /s/ Sandra Bell, Sandra Bell (03/28/2025)
- WILCOX WARREN: /s/ Warren Wilcox, Warren Wilcox (03/28/2025)